================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                              --------------------

                           CASELLA WASTE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              --------------------

       Options to Purchase Class A Common Stock, $.01 Par Value Per Share,
              Having an Exercise Price of $12.00 or more Per Share
                         (Title of Class of Securities)
                                ----------------

                                   147448 10 4
                      (CUSIP Number of Class of Securities)
                        (Underlying Class A Common Stock)

                                ----------------

                                 John W. Casella
                             Chief Executive Officer
                           Casella Waste Systems, Inc.
                               25 Greens Hill Lane
                             Rutland, Vermont 05701
                                 (802) 775-0325
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Jeffrey A. Stein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                            CALCULATION OF FILING FEE

================================================================================

        Transaction valuation*                   Amount of filing fee
--------------------------------------- ----------------------------------------
            $15,833,000.00                             $3,166.60+
================================================================================
+    Previously paid

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,937,050 shares of Class A common stock of Casella Waste Systems, Inc. having an aggregate value of $15,833,000.00 as of June 29, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable.       Filing party: Not applicable.
     Form or Registration No.: Not applicable.     Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                         INTRODUCTORY STATEMENT

       This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2001 and as amended by Amendment No. 1 thereto filed on July 19, 2001 (as amended, the "Schedule TO"), reports the final results of our solicitation of requests from employees to exchange, for compensatory purposes, options having an exercise price of $12.00 or more per share (the "Options") outstanding under each of the Company's 1996 Stock Option Plan and the Amended and Restated 1997 Stock Incentive Plan, the KTI, Inc. 1994 Long-Term Incentive Award Plan (which the Company assumed in its merger with KTI) and the KTI, Inc. Non-Plan Stock Option Terms and Conditions (which the Company assumed in its merger with KTI) to purchase shares of the Company's Class A Common Stock, $.01 par value per share ("Option Shares"), for new options (the "New Options") that will be granted under and subject to the Company's Amended and Restated 1997 Stock Incentive Plan (the "Option Plan"), upon the terms and subject to the conditions described in the Offer to Exchange, as amended and as attached to the Tender Offer Statement and the related documents filed as exhibits thereto.

ITEM 4.       TERMS OF THE TRANSACTION.

       Item 4 of the Schedule TO is hereby amended to add the following sentences:

       The Offer to Exchange expired at 12:00 midnight, Rutland, Vermont Time, on July 31, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 681,054 shares of the Company's Class A common stock. The Company expects that it will issue on or about February 4, 2002, options to purchase no more than 340,527 shares of the Company's Class A common stock in exchange for the options surrendered in the offer.

                                      -1-

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                           CASELLA WASTE SYSTEMS, INC.


                                           /s/ Richard Norris
                                           ------------------------------------
                                           Richard Norris
                                           Vice President and Chief
                                           Financial Officer


Date: August 1, 2001



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